Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

MOMENTA PHARMACEUTICALS, INC.

at

$52.50 net per share, in cash,

Pursuant to the Offer to Purchase, dated September 2, 2020

by

VIGOR SUB, INC.

a wholly owned subsidiary of

JOHNSON & JOHNSON

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 30, 2020 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

September 2, 2020

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson have appointed Innisfree M&A Incorporated to act as the information agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), at a price of $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF MOMENTA HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on September 30, 2020, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (as defined below) (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

1.	Offer to Purchase, dated as of September 2, 2020;

2.	Letter of Transmittal to be used by stockholders of Momenta in accepting the Offer, including Internal Revenue Service Form W-9;

3.	Momenta’s solicitation/recommendation statement on Schedule 14D-9;

4.

a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.

Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the Expiration Time, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Expiration Time; and

6.	return envelope addressed by mail to: American Stock Transfer & Trust Company, LLC Operations Center, Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219.

The Offer is conditioned on, among other things, that, as of immediately prior to the Expiration Time, the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the Delaware General Corporation Law (the “DGCL”) (as described in more detail in Section 3 of the Offer to Purchase), together with the Shares then owned by Johnson & Johnson, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully-diluted basis. The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of any voluntary agreement between Johnson & Johnson and Momenta, on the one hand, and the U.S. Federal Trade Commission or the U.S. Department of Justice, on the other hand, pursuant to which Johnson & Johnson and Momenta have agreed not to consummate the Offer or the Merger, and other customary conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Merger (as defined below) is subject to any financing condition.

The board of directors of Momenta, among other things, has unanimously (a) determined that it is in the best interests of Momenta and its stockholders, and declared it advisable, for Momenta to enter into the Agreement and Plan of Merger, dated as of August 19, 2020, by and among Johnson & Johnson, Purchaser and Momenta (as it may be amended from time to time, the “Merger Agreement”), (b) approved the execution and delivery by Momenta of the Merger Agreement, the performance by Momenta of its covenants and agreements contained therein and the consummation of the Offer and the Merger (as defined below) and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Momenta accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Momenta (the “Merger”) in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Momenta stockholders, with Momenta continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Johnson & Johnson. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Johnson & Johnson, Purchaser, Momenta, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding taxes. As a result of the Merger, Momenta will cease to be a publicly traded company and will become a wholly owned subsidiary of Johnson & Johnson.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the

Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share Certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither Purchaser nor Johnson & Johnson will pay any fees or commissions to any broker or dealer or other person (other than to Innisfree M&A Incorporated in its capacity as Information Agent and American Stock Transfer & Trust Company, LLC in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

If a stockholder desires to tender Shares in the Offer and the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Time, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Expiration Time, the stockholder’s tender may still be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, JOHNSON & JOHNSON, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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